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                            July 21, 2020

       Axel Bolte
       President and Chief Executive Officer
       Inozyme Pharma, Inc.
       321 Summer Street
       Suite 400
       Boston, Massachusetts 02210

                                                        Re: Inozyme Pharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 20, 2020
                                                            File No. 333-239648

       Dear Mr. Bolte:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1, as amended July 20, 2020

       Summary Consoldiated Financial Data, page 10

   1. Please expand your disclosure within footnote (1) to your pro forma balance sheet data and elsewhere
throughout the filing where you discuss the July 2020 issuance of Series A-
                                                        2 Convertible Preferred
Stock in connection with the purchase of intellectual property assets from Alexion
Pharmaceuticals, Inc. to disclose the deemed per share fair value of the Series A-2
Convertible Preferred Stock as well as the total amount of the expense you will recognize as of
the acquisition date.
 Axel Bolte
FirstName  LastNameAxel Bolte
Inozyme Pharma,  Inc.
Comapany
July       NameInozyme Pharma, Inc.
     21, 2020
July 21,
Page  2 2020 Page 2
FirstName LastName
       You may contact Gary Newberry at (202) 551-3761 or Jeanne Baker at (202) 551-3691 if
you have questions regarding the above comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-
3635 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Brian A. Johnson, Esq.